05036385

SECURIT ... ON
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45657

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BBVA Bancomer Securities Int'l, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 South Biscayne Blvd., Suite 3190
(No. and Street)

Miami, FL 33131
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Salvador Puente 786 522-2547
(Area Code – Telephone Number)

SEC Mail Processing Section RECEIVED FEB 2 ? 2005 Wash, D.C. 165

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterHouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1441 Brickell Ave., Suite 1100 Miami, FL 33131
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Salvador Puente, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BBVA BAncomer Securities International, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

TREASURER.

Title

Notary Public

KATHERINE E. BLANCO
MY COMMISSION # DD 053706
EXPIRES: August 29, 2005
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BBVA Bancomer Securities International, Inc.

Financial Statements and Supplemental Schedules
December 31, 2004

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1441 Brickell Avenue
Suite 1100
Miami FL 33131
Telephone (305) 375 7400
Facsimile (305) 375 6221

Report of Independent Certified Public Accountants

To the Stockholders and Directors of
BBVA Bancomer Securities International, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of BBVA Bancomer Securities International, Inc. ("The Company") at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplemental Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 17, 2005

BBVA Bancomer Securities International, Inc.
Statement of Financial Condition
December 31, 2004

Assets		
Cash and cash equivalents	$	2,416,025
Deposits with clearing organizations, restricted		352,823
Commission receivable from clearing brokers		307,888
Receivable from related party		127,796
Accounts receivable		1,604,063
Property and equipment, net		376,498
Other assets		81,783
Total assets	$	5,266,876
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable	$	202,550
Bonuses payable		772,746
Accrued expenses and other liabilities		128,678
Total liabilities		1,103,973
Commitments and Contingencies (note 5)		
Stockholders' equity		
Common stock, $1 par value; 2,000 shares authorized; 100 shares issued and outstanding		100
Additional paid-in capital		1,885,674
Retained earnings		2,277,129
Total stockholders' equity		4,162,903
Total liabilities and stockholders' equity	$	5,266,876

The accompanying notes are an integral part of these financial statements.

BBVA Bancomer Securities International, Inc.
Statement of Operations
Year Ended December 31, 2004

Revenues	
Commissions	$ 8,025,047
Administrative and referral fees	3,491,905
Interest income	28,747
Other	110,282
Total revenues	11,655,982
Expenses	
Employee compensation and Benefits	4,642,619
Floor brokerage and clearance	539,749
Professional fees	621,492
Office overhead	202,969
Travel and entertainment	480,770
Communication	422,462
Depreciation	305,430
Property and franchise tax	17,592
Other operating expenses	645,000
Total expenses	7,878,084
Income before provision for income taxes	3,777,898
Provision for income taxes	1,500,769
Net income	$ 2,277,129

The accompanying notes are an integral part of these financial statements.

BBVA Bancomer Securities International, Inc.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at January 1, 2004	$ 100	$ 3,408,925	$ 3,476,749	$ 6,885,774
Dividends paid			(3,476,749)	(3,476,749)
Return of Capital		(1,523,251)		(1,523,251)
Net income		-	2,277,129	2,277,129
Balances at December 31, 2004	$ 100	$ 1,885,674	$ 2,277,129	$ 4,162,903

The accompanying notes are an integral part of these financial statements.

BBVA Bancomer Securities International, Inc.
Statement of Cash Flows
Year Ended December 31, 2004

Cash flows from operating activities	
Net income	$ 2,277,129
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	305,430
Change in operating assets and liabilities	
Deposits held by clearing brokers, restricted	(1,022)
Commission receivable from clearing brokers	262,010
Receivable from related party	46,424
Accounts receivable	(1,281,257)
Other assets	(19,932)
Accrued expenses and other liabilities	(510,509)
Accounts payable	75,366
Bonuses payable	(37,397)
Net cash provided by operating activities	1,116,243
Cash flows from investing activities	
Purchase of property and equipment	(161,525)
Net cash used in investing activities	(161,525)
Cash flows from financing activities	
Return of capital	(1,523,251)
Dividends paid	(3,476,749)
Net cash used in financing activities	(5,000,000)
Net decrease in cash and cash equivalents	(4,045,282)
Cash and cash equivalents	
Beginning of year	6,461,306
End of year	$ 2,416,025
Supplemental disclosure of cash flow information	
Income taxes paid	$ 1,457,000

The accompanying notes are an integral part of these financial statements.

1. Organization and Significant Accounting Policies

The Company

BBVA Bancomer Securities International, Inc. ("Company" or "BSI") is a broker-dealer registered under the Securities Exchange Act of 1934, and a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company was incorporated under the laws of New York State on January 11, 1993. The Company is 90% owned by BBVA Bancomer Holdings Corporation ("BHC"), which is a wholly owned subsidiary of Casa de Bolsa BBVA Bancomer S.A. de C.V. ("Parent") in Mexico. The Parent is wholly owned by Grupo Financiero BBVA Bancomer S.A. de C.V. ("BBVA"). The Company's primary business is brokerage of non-Mexican securities to Mexican customers and affiliates of the Parent and Mexican securities to U.S. institutional customers.

General

The books and records of the Company are maintained on an accrual basis of accounting. The Company does not carry customer accounts or hold funds or securities for customers, but operates as an introducing broker on a fully disclosed basis and forwards all transactions to two clearing brokers ("Clearing Brokers").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the financial statement date and the reported amounts of revenues and expenses during the reporting period. Since management's judgment involves making estimates concerning the likelihood of future events, the actual results could differ from those estimates.

Revenues

Commissions earned are related to customer's trading volume and the dollar amounts of the trades. Commissions and clearance charges are recorded on a trade-date basis as securities transactions occur. The Company's securities transactions are settled by the Clearing Brokers.

Referral fees are recorded based on the monthly volume of activity referred to by the Company pursuant to agreements with an affiliate and a related party.

Cash and Cash Equivalents

Cash and cash equivalents include cash and all highly liquid investments with original maturities of 90 days or less.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. The cost of furniture is being depreciated over a five-year period on a straight-line basis. The cost of computer equipment is being depreciated over a three-year period on a straight-line basis. Trucks and autos are depreciated over a five year period using the straight-line method. Leasehold improvements are depreciated on the straight-line method over the lesser of the related lease terms or the estimated useful lives. Cost of maintenance and repairs is charged to expense. Cost and accumulated depreciation are removed from the accounts when assets are sold or retired, and the resulting gains and losses are included in operations.

Income Taxes
The Company's revenues and expenses are included in the consolidated tax return filed by BHC. The Company's tax calculations are made as if the Company prepared a separate tax return. Additionally, the Company records a tax benefit for net operating losses, if it is more likely than not, that such losses can be utilized in the consolidated return.

Deferred income tax assets and liabilities are computed annually for the differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change in deferred tax assets and liabilities during the period.

Fair Value of Financial Instruments
Due to their short-term nature, the carrying amounts of the Company's cash and cash equivalents, deposits held by clearing brokers, commission receivable from clearing brokers, receivable from related party, accounts receivable, accounts payable, accrued expenses and other liabilities, and bonuses payable approximate their fair value.

2. Return of Capital

In April 29, 2004 the company's Board of Directors approved a dividend of $3,476,749 and a $1,523, 251 return of capital.

3. Related-Party Transactions

Referral fees of $497,020 and commission income of $261,028 were earned for services provided to the Parent and related parties.

The Company's activities are substantially governed by the Parent, and the Company receives financial and administrative support from other related parties. Therefore, the financial condition and results of operations may not necessarily be indicative of those which would have resulted if the Company had been operated as an unaffiliated entity.

4. Property and Equipment

The following is a summary of property and equipment as of December 31, 2004:

		Estimated Usable Life (In Years)
Trucks and autos	$ 43,866	5
Leasehold improvements	130,054	5
Furniture and Equipment	197,548	5
Computer equipment	476,945	3
	848,413	
Less: Accumulated depreciation	471,915	
Furniture and equipment, net	$ 376,498	

5. Commitments and Contingencies

Lease Agreements

The Company is committed under a lease agreement with a related party for office space in Miami, Florida which expires in 2008. Approximate future minimum aggregate rentals under this lease is as follows:

Year Ended	
2005	$ 188,088
2006	187,782
2007	184,416
2008	184,416
	$ 744,702

Office rent expense for the year ended December 31, 2004 was $202,969.

Employee Benefit Plan

The Company maintains a 401(k) plan whereby eligible employees may contribute up to 17% of their gross compensation (subject to Internal Revenue Code limitations). The Company matches 50% of each participant's contribution up to 6% of such participant's compensation. Contributions to this plan amounted to $42,283 in 2004.

Other Risks of Loss

During the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

6. Net Capital

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 ("Rule") which requires the maintenance of minimum net capital, as defined under such rule. This Rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $1,900,359 which was $1,800,359 in excess of the minimum requirement of $100,000. The Company's aggregate indebtedness to net capital ratio was 58.09%.

7. Income Taxes

The provision for income taxes for the year ended December 31, 2004 is allocated as follows:

Federal:	
Current	$ 1,304,739
Deferred	$ 23,765
State:	
Current	$ 168,197
Deferred	$ 4,068
Total provision	$ 1,500,769

Gross deferred tax liabilities of approximately $74,000 arise primarily from differences between book and tax basis fixed assets.

8. Concentration of Credit Risk and Off-Balance-Sheet Risk

The Company has cash deposited in financial institutions that, at times, exceeds the federally insured amount of $100,000. Management believes that the risk of loss is minimal.

The Company is engaged in various securities brokerage activities serving a diverse group of institutional investors in the United States and retail investors in Mexico. All of the Company's customer securities transactions are executed on a fully disclosed basis through the Clearing Brokers. Pursuant to the terms of the agreements between the Company and the Clearing Brokers, the Clearing Brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. The Company has market risk on its customers' buy and sell transactions. If customers do not fulfill their obligations, a gain or loss could be suffered equal to the difference between a customer's commitment and the market value of the underlying securities. The risk of default depends on the creditworthiness of the institutional customers. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company and the Clearing Brokers perform extensive due diligence with respect to each customer accepted to minimize the Company's risk. As the right to charge the Company has no maximum amount and applies to all trades executed through the Clearing Brokers, the Company believes there is no maximum amount assignable to this right. At December 31, 2004, the Company has recorded no liabilities with regard to the right. During 2004, the Company was not required to pay the Clearing Brokers any amounts for these guarantees.

The Company is further exposed to credit risk for commissions receivable from the Clearing Brokers. Such credit risk is generally limited to the amount of the prior month's commissions receivable.

9. Subordinated Liabilities

The Company had no subordinated liabilities at any time during the year ended December 31, 2004. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2004.

BBVA Bancomer Securities International, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2004 — Schedule I

Stockholders' equity		$ 4,162,903
Deduct		
Nonallowable assets		
Property and equipment, net	$ 376,498	
Receivable from related party	127,796	
Accounts receivable and other assets (including excess clearing broker deposits)	1,746,195	
Total nonallowable assets	2,250,488	
Net capital before haircuts on securities position		1,912,415
Haircuts on securities		
Less: Money market fund		12,056
Net capital		1,900,359
Computation of Net Capital Requirement Pursuant to SEC Rule 15c3-1		
Aggregate indebtedness (total liabilities)	1,103,973	
Minimum net capital requirement (the greater of 6-2/3% of aggregate indebtedness or $100,000)		(100,000)
Net capital in excess of minimum requirements		$ 1,800,359
Ratio of aggregate indebtedness to net capital		58.09

There are no differences between the amounts reported above and those included in the Company's December 31, 2004, unaudited FOCUS report as filed January 31, 2005.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2004 **Schedule II**

The Company is exempt from Rule 15c3-3 pursuant to provisions of subparagraph (k)(2)(ii).

BBVA Bancomer Securities International, Inc.

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1441 Brickell Avenue
Suite 1100
Miami FL 33131
Telephone (305) 375 7400
Facsimile (305) 375 6221

Report of Independent Certified Public Accountants on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

To the Stockholders and Directors of
BBVA Bancomer Securities International, Inc.

In planning and performing our audit of the BBVA Bancomer Securities International, Inc. ("Company") financial statements and supplemental schedules for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in any of the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examination, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

PRICEWATERHOUSECOOPERS

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 17, 2005